Exhibit 99.1

SMART Announces Leadership Transition

CALGARY, Alberta — April 26, 2012 — SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced pending executive management changes. Nancy Knowlton, Co-founder, President and CEO, and David Martin, Co-founder and Executive Chairman are leaving their executive management roles as of April 30, 2012. Tom Hodson, the Company’s current Chief Operating Officer, is named Interim President and CEO effective the same date.

Ms Knowlton will continue to sit on the board of directors in the new role of Vice Chair and Mr. Martin will continue as Chairman of the Company. Their significant shareholding in the Company will not change as a result of the change in their roles. Ms. Knowlton and Mr. Martin, who are married to each other, co-founded SMART in 1987 and both have served in their current positions since June 2007. Prior to that, the two held a variety of similar positions with a now-subsidiary company.

“It has been a very fulfilling experience to found and lead a company that has changed the way that people work and learn,” said Nancy Knowlton, President and CEO, SMART Technologies. “It is with a great deal of pride and optimism about SMART’s future opportunities in both the business market and new education markets that Dave and I are preparing to leave the Company in the capable hands of the management team and dedicated staff at all levels.”

“SMART has come a long way since Nancy and I co-founded the Company,” commented David Martin, Executive Chairman, SMART Technologies. “We will actively continue to support SMART as shareholders and members of the board through this transition to its next stage of development.”

“Nancy and David have accomplished the extraordinary in building SMART from start-up to its current industry-leading position. The board appreciates their past service and their ongoing commitment to the Company’s success,” said Bob Hagerty, Lead Director. “Tom has been COO of SMART for more than five years and has the full support of the board in his new role. The company has a strong executive management team and the non-management directors have more than 15 years of collective service on the board. We expect seamless transitions.”

The board plans to conduct a comprehensive search to select the Company’s next President and CEO, considering both internal and external candidates, and is engaging an executive search firm to assist with this process. The Company expects to fill the position later this year.

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that change the way the world works and learns. As the global leader in interactive whiteboards, our focus is on developing a variety of easy-to-use, integrated solutions that free people from their desks and computer screens, making collaboration and learning with digital resources more natural. Our products have transformed teaching and learning in more than 1.9 million classrooms worldwide, reaching over 40 million students and teachers. In business, our Freestorm™ visual collaboration solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

Reader’s advisory

Certain statements made in this press release, including the manner by which a comprehensive executive search is conducted, the timing of the selection of the next President and CEO and the execution of the transitions themselves, are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

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For more information, please contact

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2012 SMART Technologies. Freestorm, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.